AB
3/13

UNI. 08030357


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1415 W. 22nd Street, Suite 1250___
                        (No. and Street)

___Oak Brook___   ___IL___   ___60523___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Peter Shannon $ Co.___
              (Name – if individual, state last, first, middle name)

___6412 Joliet Rd, Suite 1___   ___Countryside___   ___IL___   ___60525___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/19

OATH OR AFFIRMATION

I, _Elizabeth Barau_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____HBH Advisors, LLC_____ , as
of _____December 31_____ , 20 _07_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. _N/A_
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. _N/A_
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. _N/A_

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 ■ FAX (708)482-4010 ■ E-MAIL CPA@PETERSHANNONCO.COM

Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 20, 2008

HBH Advisors, L.L.C.
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Gentlemen:

In planning and performing our audits of the financial statements of HBH Advisors, L.L.C. (the Company), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

HBH ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

6412 Joliet Road, Suite 1 • Countryside, Illinois 60525

February 20, 2008

HBH Advisors, L.L.C.
1415 West 22nd Street, Suite 1250
Oak Brook, Illinois 60523

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of HBH Advisors, L.L.C. as of December 31, 2007 and 2006 and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2007 and 2006 and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Peter Shannon & Co.
Certified Public Accountants

Index

Exhibit I

HBH Advisors, L.L.C.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Current Assets		
Cash and Cash Equivalents (Note 2)	$ 35,000	$ 183,770
Other Receivables		50
Prepaid Expenses and Deposits	327	592
	$ 35,327	$ 184,412
Other Assets		
Goodwill (Net of Impairment of $420 in 2007)	$ 24,780	$
Total Assets	$ 60,107	$
Liabilities and Member's Equity		
Current Liabilities	$ - 0 -	$ - 0 -
Member's Equity	$ 60,107	$ 184,412
Total Liabilities and Member's Equity	$ 60,107	$ 184,412

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

HBH Advisors, L.L.C.
Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Income		
NASD/NYSE Consolidation Benefits	$ 35,000	$
Interest Income	5,964	7,207
	$ 40,964	$ 7,207
Operating Expenses		
Office Expenses	$ 359	$ 13
Broker Dealer Licenses and Fees	75	
Professional Fees	340	
Impairment of Goodwill (Note 7)	420	
	$ 1,194	$ 13
Net Income for the Year	$ 39,770	$ 7,194

- 3 -

Exhibit III

HBH Advisors, L.L.C.
Statements of Changes in Member's Equity
Years Ended December 31, 2007 and 2006

	2007	2006
Member's Equity - Beginning of Year	$ 184,412	$ 177,218
Capital Contributions	25,527	
Capital Distributions	(189,602)	
Net Income for the Year	39,770	7,194
	$ 60,107	$ 184,412

The accompanying notes to the financial statements are an integral part of this statement.

- 4 -

PETER SHANNON & CO. ● CERTIFIED PUBLIC ACCOUNTANTS

Exhibit IV

HBH Advisors, L.L.C.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net Income	$ 39,770	$ 7,194
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities		
Impairment of Goodwill	420	
Changes in Operating Assets and Liabilities		
Decrease in Prepaid Expenses,		
Deposits, and Other Receivables	315	335
Net Cash Provided by Operating Activities	$ 40,505	$ 7,529
Financing Activities		
Member's Contributions	$ 327	$
Member's Distributions	(189,602)	
Net Cash (Used) by Financing Activities	$ (189,275)	$
(Decrease) in Cash and Cash Equivalents	$ (148,770)	$
Cash and Cash Equivalents - Beginning of Year	183,770	176,241
Cash and Cash Equivalents - End of Year	$ 35,000	$ 183,770

Supplemental Information

Rock Island Capital, LLC, the Company's sole owner at December 31, 2007, has paid $25,200 in excess of the Company's Book Value, to obtain the Company. This amount has been recorded as a contribution to equity, but is excluded from the Statements of Cash Flows as the money went to the Company's prior owner.

The accompanying notes to the financial statements are an integral part of this statement.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2007 and 2006

Note 1   **Company's Activities**

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Oak Brook, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

Note 2   **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred. Revenue for services that are paid in advance is amortized over the term of the engagement.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, a limited liability Company, and no income taxes are paid by the Company.

The Company adopted the provisions of FASB Interpretation NO. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash and cash equivalents approximates fair value due to the short period of time to maturity.

Note 4 **Concentrations of Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company held, from time to time, significant amounts of money in various banks in excess of the amount covered under FDIC insurance. Concentrations of credit with respect to trade receivables exist from time to time due to the small number of customers comprising the Company's customer base.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Note 5 **Computation of Net Capital**

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company.

At December 31, 2007, the Company had net capital of $35,000, which was $30,000 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $ - 0 - as of December 31, 2007.

At December 31, 2006, the Company had net capital of $169,618, which was $164,618 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $ - 0 - as of December 31, 2006.

Note 6 **Reconciliation Pursuant to Rule 17a-5(D)(4)**

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2007 unaudited Focus report and this report, which affect net capital.

Note 7 **Goodwill**

In 2007, the Company was sold from the Fred Jones Companies, Inc to Rock Island Capital, LLC. There was a difference between the price paid and the book value of the tangible assets acquired. The difference of $25,200 has been recorded as goodwill. The Company is deducting an expense for estimated impairment of the goodwill at the rate of $140 per month beginning October 2007.

Note 8 **NASD/NYSE Consolidation Benefit**

During 2007, the NASD merged with the NYSE. The Company received $35,000 for its share of the consolidation benefits.

HBH Advisors, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007 and 2006

	2007	2006
Member's Equity	$ 60,107	$ 184,412
Less:		
Other Receivables and Unallowed Deposits	327	50
Haircuts on Securities		14,744
Goodwill and Other Intangible Assets	24,780	
Net Capital	$ 35,000	$ 169,618



The accompanying notes to the financial statements are an integral part of this statement.

PETER SHANNON & CO. ■ CERTIFIED PUBLIC ACCOUNTANTS